FS.2

Exhibit FS.2
AGL RESOURCES INC. AND SUBSIDIARIES
CONDENSED STATEMENTS OF CONSOLIDATED INCOME

	(Unaudited)	(Audited)
	Six Months Ended	Twelve Months Ended
	June 30, 2003	December 31, 2002
In millions, except per share amounts
Operating revenues	$539.1	$877.2
Cost of sales	194.0	268.2
Operating margin	345.1	609.0
Operating expenses
Operation and maintenance expenses	142.1	274.1
Depreciation and amortization	45.0	89.1
Taxes other than income	15.6	29.3
Total operating expenses	202.7	392.5
Operating income	142.4	216.5
Other income	24.4	30.5
Interest expense and dividends on preferred
securities	(38.1)	(86.0)
Earnings before income taxes	128.7	161.0
Income taxes	50.2	58.0
Income before cumulative effect of change in
accounting principle	78.5	103.0
Cumulative effect of change in accounting
principle, net of taxes	(7.8)	-
Net income	$70.7	$103.0

Basic earnings per common share:
Income before cumulative effect of change in
accounting principle	$1.27	$1.84
Cumulative effect of change in accounting
principle	(0.13)	-
Basic	$1.14	$1.84
Diluted earnings per common share:
Income before cumulative effect of change in
accounting principle	$1.26	$1.82
Cumulative effect of change in accounting
principle	(0.13)	-
Diluted	$1.13	$1.82
Weighted-average number of common shares
outstanding:
Basic	61.9	56.1
Diluted	62.4	56.6

Certain amounts from prior periods have been
reclassified to conform to the presentation of the
current year.